Mail Stop 3561

February 5, 2007

<u>Via Fax and U.S. Mail</u>

Joseph T. Jurkowski, Jr.
Structured Asset Mortgage Investments II Inc.
383 Madison Avenue
New York, NY 10179

Re: **Structured Asset Mortgage Investments II Inc.**
        Registration Statement on Form S-3
        Filed January 26, 2007
        File No. 333-140247

Dear Mr. Jurkowski,

        We have limited our review of your filing for compliance with Regulation AB.
Please note that our limited review covers only those issues addressed in the comments
below. Please also note that our comments to either the base prospectus and/or the
prospectus supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so that we can better understand your disclosure. After reviewing this
information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established,
    directly or indirectly, by the depositor or any affiliate of the depositor has been
    current and timely with Exchange Act reporting during the last twelve months
    with respect to asset-backed securities involving the same asset class. Please refer
    to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that on the cover page of your base prospectus you indicate that you may use several specific types of credit enhancement "or other type[s] of credit enhancement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and remove the language quoted above.

5. We note that the asset pools may include sub-prime mortgage loans, as well as loans with adjustable interest rates. Given the recent change in the housing industry, including the increase in the rate of defaults and foreclosures, please update your risk factors to discuss these recent events and the potential effect they may have on returns to investors.

6. Please revise your filing to use the terminology set forth in Regulation AB. For example, we note that the summary sections of your prospectus supplements often refer to the "trust" or the "trust fund" when it appears you are referring to the issuing entity. Revise accordingly.

Base Prospectus

The Mortgage Pools, page 12

7. We note from the bottom of page 12 that a mortgage pool may include mortgage loans that are delinquent as of the date the securities are issued. Please revise your prospectus supplements to include the form of delinquency table you would provide if applicable. Refer to Item 1100(b) of Regulation AB.

Description of Credit Enhancement, page 49

8. We note from the second paragraph of this section that credit support for one
    series may cover the offered securities of one or more other series. Please remove
    this language or provide an analysis as to why a structure using the same credit
    enhancement to cover multiple series of securities would be consistent with the
    definition of an asset-backed security.

                                    *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection

with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 912-7751
        Mr. Edward Southgate, Esq.
        Ms. Larkin Postles, Esq.
        Thacher Proffitt & Wood LLP